Exhibit 99.1

Canaan Inc. Provides July 2026 Bitcoin Production and Mining Operation Updates

SINGAPORE, August 17, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in compute and energy infrastructure, today released its unaudited bitcoin mining update for the month ending July 31, 2026.

Management Commentary

“July was a month of continued operational discipline as we navigated a dynamic mining environment,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “We mined 46 bitcoins during the period, bringing our cryptocurrency treasury to 1,917 BTC and 3,952 ETH at the month-end. Across our mining operations, our North American non-JV fleet maintained an average miner efficiency of 17.9 J/TH. Our joint venture operations continued to stabilize following the wildfire-related disruption at Alborz, with operating hashrate increasing steadily to 4.20 EH/s and installed hashrate reaching 4.85 EH/s at month-end.”

Zhang continued, “More broadly, our recently announced authorization for management to use a portion of our cryptocurrency treasury to fund share repurchases reflects a flexible and selective approach to treasury management. Bitcoin generated through our operations provides us with a strategic source of capital that can be monetized and redeployed when we believe market conditions make share repurchases an attractive use of capital and support long-term value creation on a per-share basis.”

“Looking ahead, we view our mining operations as more than a source of computing capacity. Combined with our disciplined approach to capital allocation, we believe Canaan is positioned to expand beyond computing hardware and to build a more integrated computing and energy platform, while creating additional opportunities to generate long-term value for our shareholders.”

July 2026 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	46 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,917 BTC 3,952 ETH
Month-End Installed Hashrate (EH/s)	Non-JV: 10.05 EH/s JV5: 4.85 EH/s
Month-End Operating Hashrate (EH/s)[2]	Non-JV: 10.05 EH/s JV5: 4.20 EH/s
Month-End Average Revenue Split[3]	60.6% (excluding JV ownership)
Average All-in Power Cost During the Month[4]	US$0.043/kWh

July 2026 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	Non-JV: 17.9 J/TH JV5: 24.8 J/TH	29.3 J/TH	Non-JV: 23.7 J/TH JV5: 24.8 J/TH
Month-End Installed Power Capacity	Non-JV: 88.7 MW JV5: 120 MW	157.5 MW	Non-JV: 246.2 MW JV5: 120 MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its balance sheet, including any bitcoins and ETH receivable, and excluding bitcoins and ETH received as customer deposits.

2.	Defined as the operating hashrate that could theoretically be generated by all energized mining machines as of month-end, including machines that may be temporarily offline, and applies only to non-JV operations.

3.	Defined as the weighted average percentage that Canaan would receive from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

4.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

5.	“JV” represents the Company’s 49% stake in the Alborz, Bear, and Chief Mountain facilities in West Texas. JV metrics are shown separately and are not included in bitcoin production or average all-in power cost calculations.

Current Mining Projects (As of July 31, 2026):

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Operating Computing Power[6]	Installed Computing Power[7]	Expected Computing Power[8]	Estimated Total Computing Power[9]
Global	12	14.24 EH/s	14.89 EH/s	0.10 EH/s	14.99 EH/s
America	4	4.90 EH/s	4.90 EH/s	0.00 EH/s	4.90 EH/s
JV-WindHQ	3	4.20 EH/s	4.85 EH/s	0.00 EH/s	4.85 EH/s
Canada	1	0.06 EH/s	0.06 EH/s	0.10 EH/s	0.16 EH/s
Ethiopia[10]	2	4.96 EH/s	4.96 EH/s	0.00 EH/s	4.96 EH/s
Middle East	1	0.04 EH/s	0.04 EH/s	0.00 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0.00 EH/s	0.08 EH/s

Notes:

6.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation, including mining machines that may be temporarily offline, and applies only to non-JV operations.

7.	Defined as the sum of Operating Computing Power and computing power that has been installed but not yet in operation, if any.

8.	Defined as the amount of computing power that has been delivered to the country where each mining project is located, but not yet installed.

9.	Defined as the sum of Installed Computing Power and Expected Computing Power.

10.	Canaan has paused its mining operations in Ethiopia, but its hashrate remains part of the Company’s installed hashrate.

Recent Corporate Updates:

Authorized Share Repurchase Using Portion of Digital Asset Treasury

On August 4, 2026, the Company announced that it authorized its management to monetize a portion of its digital asset treasury to fund repurchases of its American Depositary Shares (“ADSs”). The repurchases will be executed under the Company’s existing share repurchase program authorized by its board of directors on December 12, 2025. Based on its current market capitalization, the Company is trading below the combined value of its digital asset holdings and cash position as reported on March 31, 2026. Management believes the current market value does not fully reflect the Company's underlying assets and performance, making the deployment of digital assets for share buybacks an allocation of capital that demonstrates confidence in its long-term prospects and could enhance shareholder value.

Completed Transfer to Nasdaq Capital Market and Received an Additional 180-day Compliance Period

On July 1, 2026, Canaan completed the transfer of the listing of its American Depositary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. The Company also applied for an additional 180-day compliance period to regain compliance with Nasdaq's minimum bid price requirement while continuing to execute its long-term energy-plus-compute strategy. On July 15, 2026, the Company announced that it received written notification from The Nasdaq Stock Market LLC granting the Company an additional 180-day compliance period, or until January 11, 2027, to regain compliance with Nasdaq's minimum bid price requirement under Listing Rule 5550(a)(2). The Company satisfies the continued listing requirement for market value of publicly held shares and all other applicable listing requirements for initial listing on the Nasdaq Capital Market, except for the minimum bid price requirement. The notification has no immediate effect on the listing or trading of Canaan’s ADSs, which will continue trading on the Nasdaq Capital Market under the symbol "CAN." To regain compliance, the closing bid price of the Company's ADSs must reach at least US$1.00 per ADS for a minimum of ten consecutive business days during this period. Management plans to continue monitoring the closing bid price and evaluating all available options to rectify the deficiency while maintaining its current listing on the Nasdaq Capital Market.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Email: IR@canaan-creative.com

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